EXHIBIT 1

MATERIAL CHANGE REPORT

Pursuant to

Section 85(1) of the Securities Act (British Columbia)
Section 146(1) of the Securities Act (Alberta)
Section 84(1) of the Securities Act (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 73 of the Securities Act (Quebec)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

1.	Reporting Issuer

Nexfor Inc. (“Nexfor”) Suite 500 1 Toronto Street Toronto, Ontario M5C 2W4

2.	Date of Material Change

July 2004

3.	Press Release

The press release reporting the material change was issued by Nexfor on June 22, 2004 in Canada through the Canadian Timely Disclosure Network of Canada NewsWire.

4.	Summary of Material Change

Nexfor Inc. announced its panelboard business, Norbord Inc., will acquire the panelboard assets of Agglo NV at Genk, Belgium. The acquisition will cost approximately $60,000,000 (U.S.) and will make Norbord the second largest producer of oriented strand board in Europe.

5.	Full Description of Material Change

Refer to the press release of Nexfor dated June 22, 2004 which is attached to this report and being filed herewith.

6.	Reliance on Section 75(3) of the Act

Not Applicable

7.	Omitted Information

Not applicable.

8.	Senior Officers

John Tremayne Executive Vice-President & Chief Financial Officer 416-643-8850

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

SIGNED this 23rd day of June, 2004 at Toronto, Ontario.

NEXFOR INC.

Per:	“John Tremayne”
John Tremayne Executive Vice-President & Chief Financial Officer

For immediate release

NORBORD TO ACQUIRE EUROPEAN PANEL BUSINESS

TORONTO, ON (June 22, 2004) — Nexfor Inc. announced today its panelboard business, Norbord Inc., will acquire the panelboard assets of Agglo NV at Genk, Belgium. Agglo is a producer of oriented strand board (OSB) and particleboard.

The acquisition will make Norbord the second largest producer of OSB in Europe with a 20 per cent market share. It will cost approximately 50 million Euros (US$60 million), and is subject to satisfying certain conditions including regulatory approval.

The acquisition is expected to close in the third quarter.

Said Barrie Shineton, President of Norbord: “Our intention to acquire the Genk facility is consistent with our plan to grow our panel manufacturing presence in Europe. The Belgium plant is an excellent fit with our existing operations in the United Kingdom. It strengthens our market presence on the Continent, and in particular, allows us to respond to the outstanding growth prospects for OSB in Europe.”

European demand for OSB is growing at an annual rate of 15-20 per cent.

The Genk mill is ideally situated to serve key markets in Germany and Benelux. It has two separate production lines: a 230,000 cubic metre (260 mmsf, 3/8”) OSB line built in 2001; and a 300,000 cubic metre (340 mmsf, 3/8”) particleboard line built in 1991.

The mill will be Norbord’s 11th OSB facility. It will increase the company’s total European manufacturing capacity to 1.8 million cubic metres (2 billion s.f. 3/8”) of combined OSB, particleboard and medium density fibreboard (MDF). OSB will make up Norbord’s largest European sales segment.

With the addition of the Genk operation, Norbord will have close to 6 billion square feet (3/8”) or more than 5 million cubic metres of production capacity from 16 mills in Canada, the United States and Europe.

Norbord is already the largest panel producer in the United Kingdom and the second largest producer of OSB in the United States.

In early July, Norbord is expected to become a publicly traded company listed on the Toronto Stock Exchange under the symbol: NBD.

Contact:
Charles Gordon
Vice President, Corporate Affairs
(416) 643-8836
gordonc@nexfor.com